Exhibit 99.16

DEFINED CONTRIBUTION EXCESS BENEFIT PLAN

OF THE CHUBB CORPORATION

(Effective January 1, 2008)

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Article 6 DEATH BENEFIT		10

Article 7 ADMINISTRATION OF THE PLAN		11
7.1	General Administration	11
7.2	Claims for Benefits	11
7.3	Limitations Period	13
7.4	Indemnification	13

Article 8 AMENDMENT OR TERMINATION OF THE PLAN		14
8.1	Amendment or Termination	14
8.2	Effect of Amendment or Termination	14

Article 9 GENERAL PROVISIONS		15
9.1	Rights Unsecured	15
9.2	No Guarantee of Benefits	15
9.3	No Enlargement of Rights	15
9.4	Spendthrift Provision	15
9.5	Applicable Law	16
9.6	Incapacity of Recipient	16
9.7	Taxes	16
9.8	Corporate Successors	16
9.9	Unclaimed Benefits	16
9.10	Severability	16
9.11	Words and Headings	17

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PURPOSE

The Defined Contribution Excess Benefit Plan of The Chubb Corporation Federal Insurance Company Vigilant Insurance Company Chubb Life Insurance Company of New Hampshire is hereby amended and restated in its entirety, effective January 1, 2008, and renamed the Defined Contribution Excess Benefit Plan of The Chubb Corporation (the “Plan”).

The purpose of the Plan is to provide supplemental retirement benefits to those employees whose employer matching contributions under the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates, as amended (the “Qualified Plan”), are or will be limited by application of the Internal Revenue Code of 1986, as amended (the “Code”), and such regulations as may be promulgated thereunder from time to time. The Plan also provides supplemental retirement benefits for those participants in The Chubb Corporation Employee Stock Ownership Plan, which has since been merged into the Qualified Plan, whose benefits had been limited under the Code.

The Plan is intended (1) to comply with Code Section 409A and official guidance issued thereunder (except for Pre-2005 Excess Benefits), and (2) to be “a plan which is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees” within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Notwithstanding any other provision of the Plan, the Plan shall be interpreted, operated, and administered in a manner consistent with these intentions.

Any provision that would cause the Plan or any benefits accrued hereunder (except for Pre-2005 Excess Benefits) to fail to satisfy Code Section 409A shall have no force or effect until amended to comply with Code Section 409A, which amendment may be retroactive to the extent permitted by Code Section 409A.

ARTICLE 1

DEFINITIONS

Unless a different meaning is clearly required by the context:

1.1	Account

“Account” means a bookkeeping account established by the Company for each Participant’s Excess Benefits that are deferred under the Plan.

1.2	Affiliated Employer

“Affiliated Employer” means a corporation that is a member of a controlled group of corporations (as defined in Code Section 414(b)) that includes the Company; any trade or business (whether or not incorporated) that is under common control (as defined in Code Section 414(c)) with the Company; any organization (whether or not incorporated) that is a member of an affiliated service group (as defined in Code Section 414(m)) that includes the Company; and any other entity required to be aggregated with the Company pursuant to regulations under Code Section 414(o) but only for the period during which such other entity is affiliated with the Company under Code Section 414(b), (c), (m), or (o). The term, however, does not include the Company.

1.3	Code

“Code” means the Internal Revenue Code of 1986, as amended.

1.4	Committee

“Committee” means the Profit Sharing Committee named under the Qualified Plan.

1.5	Company

“Company” means The Chubb Corporation.

1.6	Compensation

“Compensation” means the Participant’s compensation as defined under the Qualified Plan.

1.7	Deferral Form

“Deferral Form” means a written or electronic form provided by the Committee pursuant to which a Participant may elect to defer a Post-2004 Excess Benefit under the Plan.

1.8	Employee

“Employee” means a person who is an employee of the Company or a Participating Employer.

1.9	Enhanced Compensation

“Enhanced Compensation” means the Participant’s Compensation plus any amount deferred under The Chubb Corporation Key Employee Deferred Compensation Plan (2005) or its successor. Amounts deferred under such plan shall be considered part of the Participant’s Enhanced Compensation for the Plan Year in which it would have been paid if not for the deferral.

1.10	ERISA

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.11	ESOP Excess Benefits

“ESOP Excess Benefits” mean Pre-2004 Excess Benefits that are attributable to The Chubb Corporation Employee Stock Ownership Plan, which had been merged into the Qualified Plan.

1.12	Excess Benefits

“Excess Benefits” mean the supplemental retirement benefits provided to Participants or beneficiaries in accordance with the terms of the Plan.

1.13	Participant

“Participant” means an Employee who has entered the Plan, and whose participation therein has not ceased, pursuant to any provision of the Plan.

1.14	Participating Employer

“Participating Employer” means an Affiliated Employer that has adopted the Plan for the benefit of its employees with the permission of the Company.

1.15	Plan

“Plan” means the Defined Contribution Excess Benefit Plan of The Chubb Corporation as herein set forth and as it may hereafter be amended from time to time.

1.16	Plan Year

“Plan Year” means the calendar year.

1.17	Post-2004 Excess Benefits

“Post-2004 Excess Benefits” mean the Participant’s Excess Benefits other than his or her Pre-2005 Excess Benefits.

1.18	Pre-2005 Excess Benefits

“Pre-2005 Excess Benefits” mean the Participant’s Excess Benefits that were earned and vested (within the meaning of Code Section 409A and regulations thereunder) under the Plan prior to 2005 (and earnings thereon). Pre-2005 Excess Benefits are subject to the distribution rules in effect prior to this amendment and restatement.

1.19	Qualified Plan

“Qualified Plan” means the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates, as may be amended from time to time.

1.20	Separation from Service

“Separation from Service” means a “separation from service” within the meaning of Code Section 409A.

1.21	Specified Employee

“Specified Employee” means an Employee who is a Key Employee as defined in Code Section 416(i) without regard to Code Section 416(i)(5) thereof as of the Specified Employee Determination Date. The Specified Employee Determination Date shall be December 31 of each calendar year. The determination that an employee is a Key Employee as of the Specified Employee Determination Date shall make such employee a Specified Employee for the 12-month period commencing as of the April 1 next following the Specified Employee Determination Date.

For purposes of identifying a Specified Employee by applying the requirements of Code Section 416(i)(1)(A)(i), (ii), and (iii), the definition of compensation under Treasury Regulation §1.415(c)-2(a) shall be used, applied without using any safe harbor provided in Treasury Regulation §1.415(c)-2(d), without using any of the special timing rules provided in Treasury Regulation §1.415(c)-2(e), and without using any of the special rules provided in Treasury Regulation §1.415(c)-2(g) other than the rule set forth in Treasury Regulation §1.415(c)-2(g)(2).

ARTICLE 2

PARTICIPATION

2.1	Participation

An Employee who meets the age and service requirements to be eligible to receive employer matching contributions under the Qualified Plan (regardless of whether the Employee does in fact participate in the Qualified Plan) and whose Compensation for a Plan Year while a Participant exceeds the limitation under Code Section 401(a)(17) shall be eligible to participate in the Plan for such Plan Year.

2.2	Duration of Participation

An Employee who becomes a Participant shall remain a Participant as long as he or she is entitled to any Excess Benefit under the Plan.

2.3	Transfer to an Affiliated Employer and Termination of Employment

A Participant who transfers employment (without a break) from the Company to an Affiliated Employer (or from one Affiliated Employer to another thereafter) shall not be treated as having terminated employment or retired for purposes of the Plan. Only upon ceasing employment with the Company and all Affiliated Employers shall such a Participant be deemed to have terminated employment or retired for purposes of the Plan.

ARTICLE 3

AMOUNT OF EXCESS BENEFIT

The Excess Benefit for a Participant for a Plan Year is an amount equal to the following:

(A)	The Participant’s Enhanced Compensation for the Plan Year while a Participant (without giving effect to the Code Section 401(a)(17) compensation limitation applicable to such Plan Year) less the Code Section 401(a)(17) compensation limitation applicable to such Plan Year; multiplied by

(B)	The maximum employer matching contribution percentage under the Qualified Plan as in effect for the applicable Plan Year, determined without regard to the Participant’s contributions to the Qualified Plan.

ARTICLE 4

VESTING

4.1	Vesting

A Participant shall have a nonforfeitable right to receive his or her Excess Benefit under the Plan in proportion to the nonforfeitable right that the Participant would have in his or her employer matching contributions under the Qualified Plan (regardless of whether he or she does in fact participate in the Qualified Plan).

4.2	Termination of Employment prior to Vesting

A Participant who terminates employment prior to having a nonforfeitable right to his or her Excess Benefit under the provisions of the Plan shall cease to be an active Participant and any unvested Excess Benefit shall be permanently forfeited and cancelled.

ARTICLE 5

MODES OF BENEFIT PAYMENT

5.1	Form of Payment

Each Participant shall receive his or her vested Excess Benefits in the form of a single lump sum in cash. Notwithstanding the foregoing, each Participant shall receive his or her ESOP Excess Benefits in the form of shares of stock of The Chubb Corporation.

5.2	Date of Payment

Payment of Pre-2005 Excess Benefits that had been deferred under the terms of the Plan in effect prior to this amendment and restatement shall be distributed in accordance with such terms.

Unless a deferral has been made pursuant to Section 5.3, payment of Post-2004 Excess Benefits shall be paid as soon as administratively practicable in the Plan Year following the Plan Year to which such Post-2004 Excess Benefits relate but in no event later than March 15 of the Plan Year following the Plan Year to which such Post-2004 Excess Benefits relate.

5.3	Deferral of Post-2004 Excess Benefits

A Participant voluntarily may elect to defer payment of vested Post-2004 Excess Benefits earned during a Plan Year until his or her Separation from Service by filing an irrevocable Deferral Form with the Committee before the June 30 of the Plan Year preceding the Plan Year to which such Excess Benefit relates. Notwithstanding the foregoing, in the year in which an Employee first becomes eligible to participate in the Plan, a deferral election may be made with respect to services to be performed subsequent to the election within 30 days after the date the Employee becomes eligible to participate in the Plan to the extent permitted under Code Section 409A.

Unvested Post-2004 Excess Benefits earned during a Plan Year (and earnings thereon) shall be deferred mandatorily until the Participant’s Separation from Service.

(A)	If a deferred Post-2004 Excess Benefit (and earnings thereon) is to be paid to a Participant who is a Specified Employee as of his or her Separation from Service, payment shall be made on the first day of the calendar month that is at least six (6) months after the date of the Participant’s Separation from Service.

(B)	If a deferred Post-2004 Excess Benefit (and earnings thereon) is to be paid to a Participant who is not a Specified Employee as of his or her Separation from Service, such payment shall be made within ninety (90) days after the date of the Participant’s Separation from Service.

5.4	Crediting of Deferrals and Earnings

Excess Benefits that are deferred under the Plan shall be credited to the Participant’s Account as soon as practicable after the amounts otherwise would have been paid to the Participant.

The Company shall periodically credit gains, losses, and earnings to a Participant’s Account, until the Account has been distributed. Amounts shall be credited to a Participant’s Account based upon a return equivalent to the return provided the Stable Value Portfolio under the Qualified Plan. Nothing in the Plan shall require the Company to actually invest any amounts in such Stable Value Portfolio or otherwise.

5.5	Effect of Domestic Relations Order

Notwithstanding any other provision of the Plan to the contrary, to the extent permitted by Code Section 409A, the time of payment or schedule of payment of a benefit may be accelerated to the extent required by a domestic relations order approved by the Committee under Section 9.4; provided that such payment is required to be made to an individual other than the Participant.

5.6	Effect of Early Taxation

If a Participant’s Post-2004 Excess Benefit (and earnings thereon) under the Plan is includible in income pursuant to Code Section 409A, such benefit shall be distributed immediately to the Participant.

5.7	Permitted Delays

Notwithstanding the foregoing, any payment of Post-2004 Excess Benefits (and earnings thereon) to a Participant under the Plan shall be delayed upon the Committee’s reasonable anticipation of one or more of the following events:

(A)	The Company’s deduction with respect to such payment would be eliminated by application of Code Section 162(m); or

(B)	The making of the payment would violate federal securities laws or other applicable law;

provided, that any payment delayed pursuant to this Section 5.7 shall be paid in accordance with Code Section 409A.

ARTICLE 6

DEATH BENEFIT

If a Participant dies prior to receiving a distribution of his or her entire vested Account balance, his or her vested Account balance shall be payable to the person(s) entitled to receive such benefits under the Qualified Plan. Such amount shall be paid in the form of a single lump sum within ninety (90) days after the Participant’s death.

ARTICLE 7

ADMINISTRATION OF THE PLAN

7.1	General Administration

The Committee shall be responsible for the operation and administration of the Plan and for carrying out the provisions hereof. The Committee shall have the full authority and discretion to make, amend, interpret, and enforce all appropriate rules and regulations for the administration of the Plan and decide or resolve any and all questions, including interpretations of the Plan, as may arise in connection with the Plan. Any such action taken by the Committee shall be final and conclusive on any party. To the extent the Committee has been granted discretionary authority under the Plan, the Committee’s prior exercise of such authority shall not obligate it to exercise its authority in a like fashion thereafter. The Committee shall be entitled to rely conclusively upon all tables, valuations, certificates, opinions, and reports furnished by any actuary, accountant, controller, counsel, or other person employed or engaged by the Company or a Participating Employer with respect to the Plan. The Committee may, from time to time, employ agents and delegate to such agents, including employees of the Company, such administrative or other duties as it sees fit.

7.2	Claims for Benefits

(A)	Filing a Claim. A Participant or his or her authorized representative may file a claim for benefits under the Plan. Any claim must be in writing and submitted to the Committee at such address as may be specified from time to time. Claimants will be notified in writing of approved claims, which shall be processed as claimed. A claim is considered approved only if its approval is communicated in writing to a claimant.

(B)	Denial of Claim. In the case of the denial of a claim respecting benefits paid or payable with respect to a Participant, a notice shall be furnished to the claimant within 90 days of the date on which the claim is received by the Committee. If special circumstances (such as for a hearing) require a longer period, the claimant will be notified in writing, prior to the expiration of the 90-day period, of the reasons for an extension of time; provided, however, that no extensions shall be permitted beyond 90 days after the expiration of the initial 90-day period.

(C)	Reasons for Denial. A denial or partial denial of a claim shall be dated and signed by the Committee and shall clearly set forth:

(i)	the specific reason or reasons for the denial;

(ii)	specific reference to pertinent Plan provisions upon which the denial is based;

(iii)	a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and

(iv)	an explanation of the procedure for review of the denied or partially denied claim set forth below, including the claimant’s right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

(D)	Review of Denial. Upon denial of a claim, in whole or in part, a claimant or his or her duly authorized representative shall have the right to submit a written request to the Committee for a full and fair review of the denied claim by filing a written notice of appeal with the Committee within 60 days of the receipt by the claimant of notice of the denial of the claim. A claimant or the claimant’s authorized representative shall have, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant’s claim for benefits and may submit issues and comments in writing. The review shall take into account all comments, documents, records, and other information submitted by the claimant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

If the claimant fails to file a request for review within 60 days of the denial notification, the claim shall be deemed abandoned and the claimant precluded from reasserting it. If the claimant does file a request for review, his or her request must include a description of the issues and evidence he or she deems relevant. Failure to raise issues or present evidence on review shall preclude those issues or evidence from being presented in any subsequent proceeding or judicial review of the claim.

(E)	Decision upon Review. The Committee shall provide a prompt decision on review. If the claim is denied on review, the decision shall set forth:

(i)	the specific reason or reasons for the adverse determination;

(ii)	specific reference to pertinent Plan provisions upon which the adverse determination is based;

(iii)	a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant’s claim for benefits; and

(iv)	a statement describing any voluntary appeal procedures offered by the Plan and the claimant’s right to obtain the information about such procedures, as well as a statement of the claimant’s right to bring an action under ERISA Section 502(a).

A decision shall be rendered no more than 60 days after the Committee’s receipt of the request for review, except that such period may be extended for an additional 60 days if the Committee determines that special circumstances (such as for a hearing) require such extension. If an extension of time is required, notice of the extension shall be furnished to the claimant before the end of the initial 60-day period.

(F) Finality of Determinations; Exhaustion of Remedies. To the extent permitted by law, decisions reached under the claims procedures set forth in this Section shall be final and binding on all parties. No legal action for benefits under the Plan shall be brought unless and until the claimant has exhausted his or her remedies under this Section. In any such legal action, the claimant may only present evidence and theories that the claimant presented during the claims procedure. Any claims that the claimant does not in good faith pursue through the review stage of the procedure shall be treated as having been irrevocably waived. Judicial review of a claimant’s denied claim shall be limited to a determination of whether the denial was an abuse of discretion based upon the evidence and theories the claimant presented during the claims procedure.

7.3	Limitations Period

Any suit or legal action initiated by a claimant under the Plan must be brought by the claimant no later than one year following a final decision on the claim for benefits by the Committee. The one-year limitation on suits for benefits shall apply in any forum where a claimant initiates such suit or legal action.

7.4	Indemnification

To the extent not covered by insurance, the Company shall indemnify the Committee, each employee, officer, director, and agent of the Company or a Participating Employer, and all persons formerly serving in such capacities, against any and all liabilities or expenses, including all legal fees relating thereto, arising in connection with the exercise of their duties and responsibilities with respect to the Plan, provided however that the Company shall not indemnify any person for liabilities or expenses due to that person’s own gross negligence or willful misconduct.

ARTICLE 8

AMENDMENT OR TERMINATION OF THE PLAN

8.1	Amendment or Termination

The Company reserves the right to amend or terminate the Plan when, in the sole discretion of the Company, such amendment or termination is advisable, pursuant to a resolution or other action taken by the Company. The Plan also may be amended pursuant to a written instrument executed by the Committee to the extent such amendment is required under applicable law or is required to avoid having amounts deferred under the Plan included in the income of Participants or beneficiaries for federal income tax purposes prior to distribution.

Notwithstanding the foregoing, no amendment of the Plan shall apply to Pre-2005 Excess Benefits, unless the amendment specifically provides that it applies to such amounts. The purpose of this restriction is to prevent a Plan amendment from resulting in an inadvertent “material modification” to Pre-2005 Excess Benefits.

8.2	Effect of Amendment or Termination

Except as provided in the next sentence, no amendment or termination of the Plan shall adversely affect the rights of any Participant to his or her Excess Benefit under the Plan as of the effective date of such amendment or termination. Upon termination of the Plan, distribution of Plan benefits shall be made to Participants and beneficiaries in the manner and at the time described in Articles 5 and 6, unless the Company determines in its sole discretion that all such amounts shall be distributed upon termination in accordance with the requirements under Code Section 409A. Upon termination of the Plan, no further benefit accruals shall occur.

ARTICLE 9

GENERAL PROVISIONS

9.1	Rights Unsecured

The right of a Participant or his or her beneficiary to receive a distribution hereunder shall be an unsecured (but legally enforceable) claim against the general assets of the Company and Participating Employers, and neither the Participant nor his or her beneficiary shall have any rights in or against any specific assets of the Company or any Participating Employer. Thus, the Plan at all times shall be considered entirely unfunded for ERISA and tax purposes. Any funds set aside by the Company or a Participating Employer for the purpose of meeting its obligations under the Plan, including any amounts held by a trustee, shall continue for all purposes to be part of the general assets of the Company or, if applicable, the Participating Employer and shall be available to its general creditors in the event of its bankruptcy or insolvency. The obligations of the Company and Participating Employers under the Plan shall be that of unfunded and unsecured promises to pay money in the future.

9.2	No Guarantee of Benefits

Nothing contained in the Plan shall constitute a guarantee by the Company and Participating Employers or any other person or entity that the assets of the Company will be sufficient to pay any benefits hereunder.

9.3	No Enlargement of Rights

No Participant or beneficiary shall have any right to receive a distribution under the Plan except in accordance with the terms of the Plan. Establishment of the Plan shall not be deemed to constitute a contract between the Participant and the Company or his or her Participating Employer, nor shall anything contained herein be deemed to give the Participant any right to be retained in the employ of the Company, or to interfere with the right of the Company or a Participating Employer to terminate the employment of the Participant at any time and to treat him or her without any regard to the effect that such treatment might have upon him or her as a Participant of the Plan.

9.4	Spendthrift Provision

No interest of any person in, or right to receive a distribution under, the Plan shall be subject in any manner to sale, transfer, assignment, pledge, attachment, garnishment, or other alienation or encumbrance of any kind; nor may such interest or right to receive a distribution be taken, either voluntarily or involuntarily for the satisfaction of the debts of, or other obligations or claims against, such person.

Notwithstanding the foregoing, all or a portion of a Participant’s Excess Benefit under the Plan may be paid to another person as specified in a domestic relations order that the Committee determines meets the requirements of a domestic relations order under Code Section 414(p)(1)(B).

9.5	Applicable Law

To the extent not preempted by federal law, the Plan shall be governed by the laws of the State of New Jersey.

9.6	Incapacity of Recipient

If any person entitled to a distribution under the Plan is deemed by the Committee to be incapable of personally receiving and giving a valid receipt for such payment, then, unless and until a claim for such payment shall have been made by a duly appointed guardian or other legal representative of such person, the Committee may provide for such payment or any part thereof to be made to any other person or institution then contributing toward or providing for the care and maintenance of such person. Any such payment shall be a payment for the account of such person and a complete discharge of any liability of the Plan, the Company, and any applicable Participating Employer with respect to the payment.

9.7	Taxes

The Company or other payor may withhold from a benefit payment under the Plan or a Participant’s wages, or the Company may reduce a Participant’s Excess Benefit under the Plan, to meet any federal, state, or local tax withholding obligations with respect to Plan benefits. The Company or other payor shall report Plan payments and other Plan-related information to the appropriate governmental agencies as required under applicable laws.

9.8	Corporate Successors

The Plan and the obligations of the Company under the Plan shall become the responsibility of any successor to the Company or by reason of a transfer or sale of substantially all of the assets of the Company or by the merger or consolidation of the Company into or with any other corporation or other entity.

9.9	Unclaimed Benefits

Each Participant shall keep the Committee informed of his or her current address and the current address of his or her designated beneficiary. The Committee shall not be obligated to search for the whereabouts of any payee if the location of the payee is not made known to the Committee.

9.10	Severability

In the event any provision of the Plan shall be held invalid or illegal for any reason, any illegality or invalidity shall not affect the remaining parts of the Plan, but the Plan shall be construed and enforced as if the illegal or invalid provision had never been inserted.

9.11	Words and Headings

Words in the singular shall include the plural, and vice versa, unless qualified by the context. Any headings used herein are included for ease of reference only, and are not to be construed so as to alter the terms hereof.